Exhibit 1.01

Conflict Minerals Report for Zoetis Inc.
For the Year Ended December 31, 2014

Introduction

This Conflict Minerals Report (the “Report”) has been prepared by Zoetis Inc. (“Zoetis,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2014. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This Report relates to the process undertaken for Zoetis products that were manufactured or contracted to be manufactured during calendar year 2014 and that contain columbite-tantalite, cassiterite, wolframite, tin, tungsten, tantalum or gold (collectively, the “Subject Minerals”).

When this Report uses the term “conflict certified,” it means the minerals, smelters or refiners that have been verified as complying with the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program or an equivalent third-party audit program. The use of the term “conflict certified” is, however, not intended to imply that we have undertaken, or have completed, an independent third-party audit of our disclosures.

Overview

Zoetis is the global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. We manufacture and market a diverse range of products for eight core species (the livestock species of cattle, swine, poultry, sheep and fish, and the companion animal species of dogs, cats and horses) across five major product categories. Our major product categories are:

•	anti-infectives: products that prevent, kill or slow the growth of bacteria, fungi or protozoa;

•	vaccines: biological preparations that help prevent diseases of the respiratory, gastrointestinal and reproductive tracts or induce a specific immune response;

•	parasiticides: products that prevent or eliminate external and internal parasites such as fleas, ticks and worms;

•	medicated feed additives: products added to animal feed that provide medicines to livestock; and

•	other pharmaceutical products: pain and sedation, oncology, antiemetic, allergy and dermatology, and reproductive products.

We also derive revenue from other product categories, such as nutritionals and agribusiness, and we manufacture products and provide services in complementary areas, including diagnostics, genetics, and biodevices.

Zoetis supports the humanitarian goal of ending violent conflict in the Democratic Republic of Congo and its adjoining countries (the “Covered Countries”), and we are committed to working with our suppliers to ensure compliance with the Security and Exchange Commission’s conflict minerals rule.

Zoetis has an extensive global supply chain, with multiple layers of supply manufacturers between the Company’s direct suppliers and any Subject Mineral mines, smelters or refiners. Accordingly, we rely on our direct suppliers to provide us with accurate upstream information about the origin of any Subject Minerals in the materials, components, parts and subassemblies we purchase for our products.

As part of our program to address the potential use of conflict minerals in our products, since 2014 we have added a clause to any new or renewed supply contract that prohibits a Zoetis supplier from using Subject Minerals that originate in a Covered Country in the production of a Zoetis product, or, in the alternative, requires the supplier to (i) immediately notify us of such use, (ii) provide us with a valid and verifiable certificate of origin for such Subject Minerals and (iii) be able to demonstrate that a reasonable country of origin inquiry and due diligence process were undertaken in the preparation and delivery of such certificate of origin.

We have a number of existing supply contracts that were in place before 2014, and during the terms of such contracts, we cannot compel our suppliers to support our due diligence efforts with respect to Subject Mineral content. To address concerns of unethical sourcing by those suppliers, we are in the process of adopting a conflict minerals policy which will set forth our position and encourage our suppliers to use certified conflict-certified smelters whenever possible. We believe that the addition of the aforementioned clause and the adoption of this policy will mitigate the risk that conflict minerals will be used in our products and encourage ethical sourcing within our supply chain.

In 2014 we conducted an analysis of our product lines to determine whether any Subject Minerals are necessary to any Zoetis product’s functionality or production. After completing our analysis, we determined that small quantities of the Subject Minerals are found in essential components within our Embrex biodevice product line. Embrex biodevices are highly complex machines used primarily by poultry hatcheries for in ovo detection of infertile eggs and in ovo vaccination of viable eggs. Embrex biodevices represented approximately 1% of our net sales in 2014.

Following our analysis and initial determination, we performed a reasonable country of origin inquiry (“RCOI”) and due diligence on the Subject Minerals that were in our supply chain after January 31, 2013.

Reasonable Country of Origin Inquiry and Due Diligence Process

In accordance with Rule 13p-1, Zoetis conducted a good faith RCOI on the Subject Minerals that were in our supply chain after January 31, 2013. This RCOI was designed to determine whether our Subject Minerals were sourced from the Covered Countries or came from recycled or scrap sources.

Following our RCOI, we performed due diligence on the source and origin of the Subject Minerals in our products. Our due diligence measures were designed to conform to the internationally recognized framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflicted-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten. The measures we performed are summarized below according to the five-step framework of the OECD.

Step 1: Establish strong company management systems

Zoetis established a team of colleagues from our Legal, Regulatory Affairs, Research & Development and Global Manufacturing and Supply functions to address the potential use of conflict minerals in our products and establish a conflict minerals compliance program. This team is led by our Chief Governance Counsel and Compliance Officer and supported by legal and internal manufacturing experts, key pharmaceutical science leads, and global and regional procurement specialists. The Audit Committee of our Board of Directors has ultimate oversight over our conflict minerals compliance program, and reviews and makes decisions regarding implementation and risk mitigation.

We conducted an evaluation of our products to determine whether any products fell within the scope of the SEC’s conflict minerals rule. We then identified all direct suppliers for our in-scope products and requested that they provide us with conflict minerals declarations. As described above, we also updated the terms and conditions of our supply contracts to include conflict mineral disclosure requirements for new and renewed business.

Also as noted above, we are in the process of adopting a policy relating to our sourcing of the Subject Minerals. Our policy will encourage our suppliers to use conflict-certified smelters wherever possible. Once approved, our policy will be available to the public at www.zoetis.com.

Finally, we have processes in place to listen to and act on concerns expressed by employees and others about possible improper or unethical business practices or violations of laws, regulations, or Company policies, including our proposed conflict minerals policy.

Step 2: Identify and assess risks in the supply chain

We sent each of our in-scope suppliers a letter explaining our disclosure obligations and requesting the completion of the Conflict Minerals Reporting Template from the Electronic Industry Citizen Coalition and Global eSustainability Initiative (the

“EICC Template”). Our conflict minerals team analyzed our suppliers’ responses, reviewed the smelter information provided in each completed EICC Template, conducted follow-up inquiries with those suppliers who provided incomplete, unclear, or ambiguous responses, and made multiple attempts to obtain responses from suppliers who did not immediately respond to our requests.

To date, we have received responses from over 90% of our in-scope suppliers. Of those responses, the vast majority provided us with data only with respect to their overall Subject Mineral sourcing, without specifying whether the Subject Minerals used in our products originated from a specific region or smelter.

Based on the information provided to us, approximately 40% of our in-scope suppliers have conclusively determined that they do not source from the Covered Countries. An additional 13% of our in-scope suppliers have processes in place to identify the origin of their Subject Minerals, but have not completed their diligence and thus cannot conclude that they do not source from the Covered Countries. Approximately 29% of our in-scope suppliers do not currently have an identification process in place, and thus cannot attest to the source of the Subject Minerals in their supply chain. Furthermore, at least three of our suppliers verified that they source from the Covered Countries (among other regions); however, in each instance, their smelters or refiners have been certified under the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program or they are conducting further diligence to determine the conflict status of their smelters or refiners and have adopted policies to take corrective action with smelters or refiners who are found to support conflict in the Covered Countries.

Step 3: Design and implement a strategy to respond to identified risks

As part of our program to address the potential use of conflict minerals in Zoetis products, our Senior Management and the Audit Committee of our Board of Directors will continue to be briefed on our due diligence efforts on a regular basis.

We will continue to monitor the OECD, the Conflict Free Sourcing Initiative and relevant trade associations for evolving practices regarding the responsible sourcing of the Subject Minerals.

As we enter into new contracts or renew existing contracts, we will continue to require our suppliers to provide us with current, accurate and complete information about the original sources of the Subject Minerals in our supply chain.

We are considering the steps to take with suppliers that have not yet been able to provide us with the information we requested about our Subject Minerals.

We expect that additional fact finding, risk assessments, and changes will take place as part of our on-going compliance with Section 1502 and Rule 13p-1.

Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices

We are considering participating (and encouraging our suppliers to participate) in industry-driven programs pertaining to the auditing of smelters, thereby allowing for joint spot checks, to the extent economically viable, of mineral smelter and refinery facilities.

Step 5: Report annually on supply chain due diligence

This Report, which summarizes the activities and results of our due diligence with regard to Subject Minerals in our supply chain, will be filed in conjunction with our Form SD by June 1, 2015.

Risk Mitigation and Future Actions

We intend to take the following steps to ensure ethical sourcing in our supply chain:

•	Continue to inform our colleagues in Legal, Regulatory Affairs, Research & Development, Global Manufacturing and Supply, Procurement and Global Poultry of our sourcing obligations;

•	Continue to request, on an annual basis, conflict certification from our suppliers;

•
Continue to require in any purchase agreement a provision that prohibits the supplier from using Subject Minerals that support conflict in the Covered Countries, and requires the supplier to deliver a certificate of origin whenever a supplier uses a Subject Mineral in a Zoetis product;

•
In the event that any of our suppliers are found to be providing us with Subject Minerals from sources that support conflict in the Covered Countries, work with the supplier to establish alternative sources of Subject Minerals; and

•	Research alternate suppliers to replace those who do not have a source-identification process in place.

Determination

We have determined that small quantities of the Subject Minerals are necessary to the function and production of one of our biodevice product lines. These devices represented approximately 1% of our net sales in 2014.

Based on information provided by our suppliers and our own due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of all Subject Minerals used in our in-scope products or whether such Subject Minerals are from recycled or scrap sources. Accordingly, we have reasonably determined that for the year ended December 31, 2014, our in-scope products are “conflict undeterminable” under Rule 13p-1.

Zoetis has provided information as of the date of this Report. Subsequent events, such as the inability or unwillingness of any suppliers, smelters or refiners to comply with the Company’s conflict minerals standards, may affect Zoetis’ future determinations under Rule 13p-1.

Caution Concerning Forward-Looking Statements

This Report contains forward-looking statements, which reflect the current views of Zoetis with respect to business plans and actions. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees of future performance or actions. Forward-looking statements are subject to risks and uncertainties. If one or more of these uncertainties materialize, or if management’s underlying assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. As a result, forward-looking statements speak only as of the date on which they are made. Zoetis expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by federal securities laws.